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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A
(RULE 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ENTERCOM COMMUNICATIONS CORP.

(NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

OPTIONS TO PURCHASE CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
(TITLE OF CLASS OF SECURITIES)

293639100
(CUSIP NUMBER OF CLASS OF SECURITIES)

DAVID J. FIELD
PRESIDENT AND CHIEF EXECUTIVE OFFICER
ENTERCOM COMMUNICATIONS CORP.
401 CITY AVENUE, SUITE 809
BALA CYNWYD, PENNSYLVANIA 19004
(610) 660-5610

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

COPY TO:
PATRICK H. SHANNON, ESQ.
LATHAM & WATKINS LLP
555 11TH STREET, NW, SUITE 1000
WASHINGTON, DC 20004 (202) 637-2200

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE
$7,248,249	$775.56

*
Calculated solely for purposes of determining the filing fee. This amount assumes that all eligible options to purchase the Class A common stock of Entercom Communications Corp. with an exercise price of $40.00 or more will be exchanged for an aggregate of 266,774 shares of Entercom restricted Class A common stock having an aggregate value of $7,248,249 based on the average of the high and low prices of Entercom Class A common stock on the New York Stock Exchange on of May 30, 2006. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $107.00 per million dollars of the value of the transaction.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $775.56	Filing party: Entercom Communications Corp.
Form or Registration No: Schedule TO	Date Filed: June 5, 2006
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

        ☐ third-party tender offer subject to Rule 14d-1

        ☒ issuer tender offer subject to Rule 13e-3

        ☐ going private transaction subject to Rule 13e-3

        ☐ amendment to Schedule 13D under Rule 13d-2

        Check the following box if the filing is a final amendment reporting the results of the tender offer ☒

        This Amendment No. 2 is a final amendment of the Tender Offer on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on June 5, 2006 by Entercom Communications Corp. (the "Company"), as amended by the Tender Offer on Schedule TO/A filed with the Securities and Exchange Commission on June 23, 2006, relating to the offer by the Company to its eligible employees and non-employee directors to exchange certain outstanding stock options for shares of restricted Class A common stock of the Company on the terms and subject to the conditions set forth in an Offer to Exchange Certain Outstanding Options, dated June 5, 2006 (as amended or supplemented, the "Offer to Exchange"). This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) of the Securities Exchange Act of 1934, as amended.

        The information in the Offer to Exchange is incorporated in this Amendment by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11. Additional Information

        Item 11(b) of the Schedule TO is hereby amended and supplemented by inserting the following:

        The Offer to Exchange expired at 5:00 p.m., Eastern Daylight Time, on Thursday, July 6, 2006.

        Pursuant to the Offer to Exchange, the Company has accepted for exchange all properly tendered and not validly withdrawn options eligible for the Offer to Exchange, which options represented the right to purchase an aggregate of 3,828,893 shares of the Company's Class A common stock. This number represents approximately 95.7% of the outstanding options eligible to be exchanged pursuant to the Offer to Exchange. Upon the terms and subject to the conditions of the Offer to Exchange, the Company will promptly issue an aggregate of 255,267 shares of restricted Class A common stock in exchange for such tendered options.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 7, 2006	ENTERCOM COMMUNICATIONS CORP.
	By:	/s/ JOHN C. DONLEVIE Name: John C. Donlevie Title: Executive Vice President, Secretary

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SIGNATURE